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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 72)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


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                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $55.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "First Supplement"), the second Supplement thereto dated January 28, 2002 (the "Second Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the First Supplement, the Second Supplement and the Schedule TO.

Item 11.  Additional Information.

          Commencing February 1, 2002, Weyerhaeuser and the Purchaser published an advertisement in various local newspapers relating to the Offer. The form of the advertisement is filed herewith as Exhibit (a)(5)(RRR).

Item 12.  Exhibits.

(a)(5)(RRR) Form of advertisement to be published commencing February 1, 2002.

(a)(5)(SSS) Letter to Willamette's 401(k) plan participants (incorporated by reference to Exhibit (g)(i) to Amendment No. 83 to the
               Schedule 14D-9 filed by Willamette Industries, Inc. on January 29, 2002).


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                                  SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                        COMPANY HOLDINGS, INC.,

                                        by /s/ STEVEN R. ROGEL
                                           ------------------------------
                                           Name:  Steven R. Rogel
                                           Title: President


                                        WEYERHAEUSER COMPANY,

                                        by /s/ STEVEN R. ROGEL
                                           ------------------------------
                                           Name:  Steven R. Rogel
                                           Title: President and Chief
                                                  Executive Officer


Dated: February 1, 2002





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                                 Exhibit Index


Exhibit No.                         Description

(a)(5)(RRR) Form of advertisement to be published commencing February 1, 2002.

(a)(5)(SSS) Letter to Willamette's 401(k) plan participants (incorporated by reference to Exhibit (g)(i) to Amendment No. 83 to the
                 Schedule 14D-9 filed by Willamette Industries, Inc. on January 29, 2002).

                                                           Exhibit (a)(5)(RRR)

Reminder To All Willamette Shareholders:


    On January 28, 2002, Willamette And Weyerhaeuser Announced An Agreement To Combine Their Companies Under Which Weyerhaeuser Will Acquire Willamette
                    For $55.50 Per Willamette Share In Cash


         The Willamette Board Of Directors Unanimously Recommends That
     All Shareholders Tender Their Willamette Shares Into The Tender Offer


          THE CURRENT TENDER OFFER EXPIRES AT MIDNIGHT, NEW YORK CITY
                       TIME ON FRIDAY, FEBRUARY 8, 2002


                                 How To Tender

Registered Holders
If you hold your shares in your own name, you must complete the letter of transmittal and return it, along with any other required documents, to the Depositary prior to the expiration of the offer.

"Street-Name" Holders
If you hold your Willamette shares at a brokerage firm or bank, only they can tender your shares and only upon receipt of your specific instructions. You may contact the person who is responsible for your account and instruct them to tender your shares today.

Willamette Employees
If you are a participant in the Willamette Industries Stock Purchase Plan (the 401K Plan), only the Plan Trustee, Wells Fargo Bank, N.A., can tender your shares. You may direct the Plan Trustee to tender your shares by returning the tender instruction form to the Plan Trustee. Completed tender instruction forms may be returned to the Plan Trustee by fax at (212) 645-8046. You must provide instructions to the Plan Trustee by 9:00 a.m. Pacific Time on Thursday February 7, 2002 if you want your Willamette shares to be tendered. If you have any questions about the tender process or whether your tender instructions have been received, please contact the 401K Plan information agent, D.F. King & Co., toll free at (800) 290-6430.


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NOTE: If you have already tendered your shares and not withdrawn them you need take no further action in order to receive the increased offer price of $55.50 per share.

If you have any questions or require assistance in tendering your shares, please call:

                        Innisfree M&A Incorporated, at:
                          1-877-750-5838 (toll-free)
               Banks and brokers call collect, at 1-212-750-5833


     [WEYERHAEUSER LOGO]                        [WILLAMETTE LOGO]

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $55.50 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, February 8, 2002. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.